CHINA MOBILITY SOLUTIONS INC.
Suite 900-789 West Pender Street
Vancouver, B.C. V6C 1H2

January 30, 2006

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      China Mobility Solutions, Inc.
Amendment No. 1 to Registration Statement on Form SB-2 Filed November 14, 2005
File No. 333-128323

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Form 10-QSB for the quarter ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005
File No. 0-26559

Dear Ms. Jacobs:

In connection with the above-referenced matters and on behalf of China Mobility Solutions, Inc. (the “Company”), we herewith file a response to your letter to the undersigned, dated January 12, 2006. We address your comments in the order in which they appear in your letter. Due to the complexity of the accounting treatment of the matters discussed, we seek your agreement in principle on the appropriate accounting treatment of these matters prior to amending the consolidated financial statements for the quarter ended September 30, 2005.

Form 10-KSB for the fiscal year ended December 31, 2004, as amended
Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-6
Note 3 - Acquisition of Quicknet, page F-11

1

1.
In June, 2004, we acquired a 49% interest in Quicknet through our wholly owned subsidiary, Infornet Investment Corp., and the Company also entered into an agreement with the owners of Beijing Shiji Rong Chuang Technology Development Corp. (“the Local Enterprise”), which owns 2% of Quicknet, to acquire their shares for $100 when Chinese law permits. The owners had given the Company an unconditional and irrevocable proxy without time limit with respect to these shares. On September 30, 2005, the Company, through the Local Enterprise completed the acquisition of an additional 49% interest in Quicknet. As of September 30, 2005, the Company therefore directly owned a 49% interest in Quicknet and indirectly owned a 51% interest in Quicknet through the Local Enterprise. Please refer to the attached legal opinion provided by a reputable law firm in China to the effect that the Company as of September 30, 2005, directly and indirectly owns and controls a 100% interest in Quicknet under applicable law.

2.
The purchase price allocation at June 30, 2004 was based on the Company’s 51% ownership interest in Quicknet, in accordance with the factual assertions set forth in Item 1 above and the legal conclusions set forth in the attached legal opinion of Chinese counsel.

Form 10-QSB for the quarter ended September 30, 2005

Financial Statements, page 4

Notes to the Consolidated Financial Statements page 9

Note 5, Convertible Debentures, page 10

4.
Pursuant to paragraph 12 of SFAS 133, the convertible debenture contains a conversion option, an anti-dilution provision and a redemption provision that may be considered as embedded derivative instruments as they may affect some of the cash flows required by the contract in a manner similar to a derivative instrument.

The host contract itself does not embody a claim to the residual interest in the Company and, thus, the economic characteristics and risks of the host contract should be considered that of a debt instrument (paragraph 60 of SFAS 133) and classified under liability section of the balance sheet (paragraph 16 of SFAS 133).

The conversion option of the debenture allows the holder to convert the debt into equity shares at any time within a specified period at a specified conversion price. The conversion option is equivalent to a call option granted by the Company to the debenture holders to purchase the shares of the Company at a specified price within a specified time. The conversion option should not be separated from the host contract according to paragraph 61(k) of SFAS 133 as a separate option with the same terms would not be considered to be a derivative for the issuer. Embedded beneficial conversion features should be recognized and measured according to EITF 98-5. As disclosed under Note 7 of the notes to the consolidated financial statements for the quarter ended September 30, 2005, the intrinsic value of the conversion feature of the convertible debenture has been recorded as interest expense in the statement of operations and an increase in additional paid-in-capital on the balance sheet.

2

Section 8 (“Adjustments to Conversion Price”) of the convertible debenture agreement is an anti-dilution provision that may result in the conversion ratio not being fixed. However, section 8 of the convertible debenture agreement is purely for the purpose of protecting the interest of the debenture holders against potential actions taken by Company resulting in the dilution of their equity interest in the Company when they convert their debentures into equity shares within the specified period of time. The anti-dilution provision is in the nature of an embedded derivative indexed to the Company’s own stock and would be classified in the shareholders’ equity if it was a freestanding derivative, this provision is not considered a derivative for the purpose of SFAS 133 (paragraph 3 of EITF 05-2).

The redemption provision allows the Company to redeem the debentures at 125% of the principal amount plus accrued interest after six months of the effective date of the registration statement. The redemption option can be viewed as a call option available to the Company. Through the four steps analysis outlined in DIG B-16, the redemption provision of the debenture is considered to be clearly and closely related to the economic characteristics and risks of the debt host contract as the amount to be paid upon settlement is not based on changes in an index or the repayment of the contractual amount is not contingently exercisable (paragraph 61(d) of SFAS 133). The redemption provision thus should not be separated from the host contract for separate consideration.

5.	The analysis of the redemption provisions of the convertible debentures for purpose of SFAS 133 and DIG B-16 has been provided in the last paragraph under Item 4 above.

6.
The warrants are detached from the convertible debenture with no put option feature. There is no liquidated damage or cash penalty payable to the warrant holder if the Company cannot register the shares underlying the warrants. If an effective registration statement is not available for the resale of warrant shares, the warrant holders can still exercise the warrants to get the unregistered shares at a lower exercise price calculated according to a specified formula as stated in Item 1.3 of the warrant agreement. As the registration of the shares underlying the warrants is out of the control of the Company, the warrant contracts should be classified as a permanent equity instrument according to paragraph 14 of EITF 00-19.The provision should not be regarded as a derivative instrument as it is in the nature of indexed to the Company’s own stock and classified under the shareholders’ equity on the balance sheet (paragraph 11 of SFAS 133). Copies of the registration rights agreement, warrant agreements for Series “C” and “D” warrants are attached for your reference.

7.
We have reconsidered the prior comments number 10 through 12 from our letter dated December 12, 2005 and provide analysis regarding the conversion rights embedded in our convertible debentures, the redemption/prepayment provisions of the convertible debt and the registration rights associated with the warrants in item 4 to 6 above.

If you wish to discuss the forgoing, please call our in house accountant, Danny Hon at (604) 669-6168 or the undersigned, President of the Company at (604) 632-9638.

Sincerely yours,

/s/ Angela Du
                                    Angela Du
                                    President

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Exhibit 1

Exhibit 2

Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of August [ ], 2005, by and among China Mobility Solutions, Inc., a Florida corporation (the “Company”), and the persons listed on Schedule A annexed hereto.

Preliminary Statement

Pursuant to the terms and conditions of the Debenture Purchase and Warrant Agreement (the “Debenture Purchase and Warrant Agreement”), the Company is offering to issue and sell (the “Offering”) to Purchasers in the aggregate up to $2,000,000 principal amount of convertible debentures at a per unit (“Unit”) purchase price (“Purchase Price”) of $25,000. These units are being issued solely to the accredited investors listed on Schedule A. Each Unit consists of a $25,000 principal amount of senior convertible debentures (the “Debentures”), and Class A Warrants and Class B Warrants (the “Warrants”) to purchase shares of common stock, $0.001 par value (the “Common Stock”) of the Company (the “Warrant Shares”). The number of Warrants Shares issuable upon exercise of both the Class A Warrants and Class B Warrants shall be determined by dividing the purchase price per Unit of $25,000 by the Conversion Price of the Debentures. The Debentures to be purchased hereunder, the Shares of Common Stock issuable upon conversion of the Debenture (the “Debenture Shares”) the Warrants and the Warrant Shares are collectively referred to herein as the “Securities.”

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the persons listed on Schedule A annexed hereto hereby agree as follows:

1.	DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

a. “Holder” means the persons listed on Schedule A annexed hereto, and any transferee or assignee to whom they assign rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

b. “Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof.

c. “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with and pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) or any successor rule providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such Registration Statement(s) by the United States Securities and Exchange Commission (the “SEC”).

d. “Registrable Securities” means the shares of common stock of the Company issuable under or pursuant to the Debenture Purchase and Warrant Agreement and any shares of capital stock issued or issuable from time to time (with any adjustments) in replacement of, in exchange for or otherwise in respect of the Debenture Shares or the Warrant Shares.

e. “Registration Statement” means a registration statement or registration statements of the Company filed under the Securities Act on Form S-3 or SB-2 (or any other appropriate form prescribed by the SEC) for the resale of the Registrable Securities.

Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Debenture Purchase and Warrant Agreement.

2. REGISTRATION.

a. Mandatory Registration. The Company shall file with the Securities and Exchange Commission (the “Commission”), no later than 30 days following the Closing of the Offering (the “Scheduled Filing Date”), a Registration Statement on Form S-3 or SB-2 (the “Mandatory Registration Statement”). The Mandatory Registration Statement shall cover the resale of such number of shares of Registrable Securities as is equal to the sum of (A) one hundred percent (100%) of the number of Debenture Shares issuable upon conversion of all of the Debentures issued in the Offering (based on an initial Conversion Price or if lower, the Conversion Price in effect on the date of such filing), (B) such number of shares of common stock issuable pursuant to the terms of the Debentures, including without limitation the shares issuable as interest, plus (C) one hundred percent (100%) the number of Warrant Shares issuable upon exercise of all of the Warrants issuable at the Closing (based on the Exercise Price in effect on the date of such filing), in each case without regard to any restriction on the ability of any Holder to convert such Holder’s Debentures or exercise such Holder’s Warrant as of such date. Such Registration Statement shall state, to the extent permitted by Rule 416 under the Securities Act, that it also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the Debentures and exercise of the Warrants in order to prevent dilution resulting from stock splits, stock dividends or similar events. Notwithstanding the foregoing, if the Company does not meet the eligibility requirements for filing a Registration Statement on Form S-3, then the Company shall instead prepare and file with the Commission a Registration Statement meeting the foregoing requirements of Form SB-2, and in such event, the Company shall re-file such Registration Statement, or file a new Registration Statement covering at least the number of shares then registered on the existing Registration Statement (and not previously sold pursuant to the existing Registration Statement or pursuant to Rule 144 under the Securities Act (“Rule 144”)), on Form S-3 as promptly as practicable (but in no event later than thirty (30) days) after the Company meets the eligibility requirements to use Form S-3 for the resale of Registrable Securities by each Holder. The Company shall cause the Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, no later than the ninetieth day following the Scheduled Filing Date (the “Effectiveness Date”), and shall use its best efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is the later of (i) three years after the Effectiveness Date or (ii) at such time as all of the Registrable Securities have been publicly sold by the Holders (the “Effectiveness Period”).

    The Company shall permit the Registration Statement to become effective within 5 business days after receipt of a “no review” notice from the SEC and promptly file with the Commission a request for acceleration of the effectiveness of the Registration Statement to a time and date not later than 2 business days after the submission of such request. The Company shall use its best efforts to cause such registration statement to be declared effective by the Commission within 90 days following the filing of such registration statement (the “Registration Deadline”). The Company shall respond promptly to any and all comments made by the staff of the Commission on the Registration Statement.

b. Demand Registration. If the Company fails to file the Registration Statement referred to in Section 2(a), and/or Holders who have given a request to have registered the full amount of Registrable Securities which they requested to be registered under a piggy-back registration statement, pursuant to the terms and conditions of the Offering pursuant to the provisions of Section 2(c) below, such Holders shall retain the right to one collective Demand Registration with respect to such unregistered Registrable Securities subject to such piggyback registration request. Notwithstanding the foregoing, this Demand Registration shall be conditioned upon: (a) receipt of a written request for the registration of Registrable Securities by the holders of a Majority (as hereinafter defined) of the then outstanding Registrable Securities on an as converted basis, and (b) the Registrable Securities subject to such Demand Registration request not being available for resale pursuant to Rule 144(k) under the Securities Act. The Company will promptly file a Registration Statement for the resale of the Registrable Securities of the Holders specified in such written request. Holders of Registrable Securities may request registration of their Registrable Securities under this Section 2(b) on only two (2) occasions, once at the expense of the Company and once at the expense of the Holders whose Registrable Securities are included in the Registration Statement. As used herein, the term “Majority” in reference to the holders of the Registrable Securities shall mean Holder’s who in the aggregate own, or have the right to acquire, in excess of 50% of the shares of common stock set opposite the names on Schedule A annexed hereto.

c. Registration Default. In addition, if (i) the Registration Statement required to be filed by the Company pursuant to Section 2(a) is not filed on or before the Scheduled Filing Date and/or declared effective by the Effectiveness Date, (ii) an acceleration request is not made within the time frames specified in paragraph 2(a) above, (iii) after the Registration Statement has been declared effective by the Commission, sales of Registrable Securities cannot be made by a Holder under the Registration Statement for any reason not within the exclusive control of such Holder during the Effectiveness Period (other than such Registrable Securities as are then freely saleable pursuant to Rule 144(k)), (iv) the Common Stock ceases to be quoted on the NASD’s OTC Bulletin Board unless such Common Stock is listed on the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange, or (v) an amendment or supplement to the Registration Statement, or a new registration statement, required to be filed pursuant to the terms of this Agreement is not timely filed (each of the foregoing clauses (i), (ii), (iii), (iv) and (v) being referred to herein as a “Registration Default”), then, as partial relief for the damages to any Holder by reason of any such delay in its ability to sell the Registrable Securities (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 2% of the purchase price paid by such Holder pursuant to the Debenture Purchase and Warrant Agreement; and on each monthly anniversary of each such Registrable Default (if the applicable Registrable Default shall not have been cured by such date) until it is cured, but not to exceed an aggregate of 16% of the purchase price. The liquidated damages pursuant to the terms hereof shall apply on a pro rata basis for any portion of a month prior to the cure of a Registration Default. Any such payment shall be in addition to any other remedies available to each Holder at law or in equity, whether pursuant to the terms hereof, the Debenture Purchase and Warrant Agreement or otherwise.

At the option of the Holder, the Company may, in lieu of making the cash payments referred to in the immediately preceding paragraph, issue to each Holder upon any Registration Default and monthly anniversary thereof, an amount in shares common stock (a “Registrable Delay Issuance”) equal to 2% of the purchase price paid by such Holder pursuant to the Debenture Purchase and Warrant Agreement not to exceed 16% of the purchase price based on a 10% discount to the five-day average of the closing bid price of the Company’s common stock as reported on the Principal Market for the five business days immediately preceding the date of the Registration Default or applicable monthly anniversary thereof. In the event shares of Common Stock are issued to the Holders pursuant to this provision, such shares shall also be deemed Registrable Securities covered by the terms of this Registration Rights Agreement. Notwithstanding the foregoing, however, the Company shall be obliged to pay the liquidated damages amounts to the Holders in cash in the event that any one of the following events or conditions exists: (i) the payment to be made in Common Stock causes the number of shares of Common Stock beneficially owned by any Holder to exceed 4.99% of the total number of shares of Common Stock then outstanding; (ii) the Registration Statement shall have been declared effective and is subject to a stop order or such other suspension imposed by the Commission; (iii) the Common Stock is not listed for trading on either of the OTC Bulletin Board, Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange or trading in the Common Stock on such market or exchange has been suspended; (iv) the five-day average Closing bid price of the Common Stock is less than 150% of the initial conversion price of the Debentures; or (v) there exists a breach by the Company of the Debenture Purchase and Warrant Agreement, this Registration Rights Agreement or any other agreement entered into in connection with the Offering or the Company has announced a change of control event (a merger, acquisition or consolidation of the Company where it is not the surviving entity or a sale by it of all or substantially all of its assets) or liquidation event (an event whereby the Company seeks relief under the laws of bankruptcy, an involuntary proceeding under the bankruptcy laws has been commenced against the Company, the Company has been adjudicated to be insolvent or a court of competent jurisdiction has ordered the winding-up or liquidation of the Company).

No Registration Default shall be deemed to occur or continue in the event such Registration Default is caused by delays which are solely attributable to changes required by the Holders in the Registration Statement with respect to information relating to the Holders or to the failure of the Holders to conduct their review of the Registration Statement.

d. Piggy-Back Registrations. If at any time prior to the expiration of the Registration Period (as hereinafter defined) either the Company has not filed the Registration Statement referred to in Section 2(a) covering the Holder’s Registrable Securities and the Company proposes to file with the SEC a Registration Statement relating to an offering for its own account or the account of others under the 1933 Act of any of its securities (other than a Registration Statement on Form S-4 or Form S-8 (or their equivalents at such time) relating to securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans) the Company shall promptly send to each Holder written notice of the Company’s intention to file a Registration Statement and of such Holder’s rights under this Section 2(d) and, if within ten (10) days after receipt of such notice, such Holder shall so request in writing, the Company shall include in such Registration Statement all or any part of the Registrable Securities such Holder requests to be registered, subject to the priorities set forth in this Section 2(d) below. No right to registration of Registrable Securities under this Section 2(d) shall be construed to limit any registration required under Section 2(d). If an offering in connection with which a Holder is entitled to registration under this Section 2(d) is an underwritten offering, then each Holder whose Registrable Securities are included in such Registration Statement shall, unless otherwise agreed to by the Company, offer and sell such Registrable Securities in an underwritten offering using the same underwriter or underwriters and, subject to the provisions of this Agreement, on the same terms and conditions as other shares of Common Stock included in such underwritten offering. If a registration pursuant to this Section 2(d) is to be an underwritten public offering and the managing underwriter(s) advise the Company in writing that, in their reasonable good faith opinion, marketing or other factors dictate that a limitation on the number of shares of Common Stock which may be included in the Registration Statement is necessary to facilitate and not adversely affect the proposed offering, then the Company shall include in such registration: (1) first, all securities the Company proposes to sell for its own account, (2) second, up to the full number of securities proposed to be registered for the account of the holders of securities entitled to inclusion of their securities in the Registration Statement by reason of demand registration rights, and (3) third, the securities requested to be registered by the Holders and other holders of securities entitled to participate in the registration, as of the date hereof, drawn from them pro rata based on the number each has requested to be included in such registration.

e. Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and each increase in the number of Registrable Securities included therein shall be allocated pro rata among the Holders based on the number of Registrable Securities held by each Holder at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that a Holder sells or otherwise transfers any of such Holder’s Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor. Any shares of Common Stock included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities shall be allocated to the remaining Holders, pro rata based on the number of Registrable Securities then held by such Holders.

  f. Registration of Other Securities. During the period beginning on the date hereof and ending on the effective date of the Registration Statement, the Company shall, except as described in the appropriate schedule to the Debenture Purchase and Warrant Agreement, refrain from filing any registration statement (other than (i) a Registration Statement filed hereunder, or (ii) a registration statement on Form S-8 with respect to stock option plans and agreements and stock plans currently in effect and disclosed in the Debenture Purchase and Warrant Agreement). In no event shall the Company include any securities other than the Registrable Securities and the Placement Agent Warrants (as described in the Private Placement Memorandum) on any Registration Statement filed by the Company on behalf of the Holders pursuant to the terms hereof, except that the Company may include securities on such Registration Statements to the extent that the Company is required to do so pursuant to registration rights that are outstanding on date hereof and disclosed in the Debenture Purchase and Warrant Agreement.

3. RELATED OBLIGATIONS.

The Company will use its best efforts to effect the registration of the Registrable Securities contemplated by Section 2 in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

a. The Company shall promptly prepare and file with the SEC a Registration Statement with respect to the Registrable Securities (on or prior to the Scheduled Filing Date) for the registration of Registrable Securities pursuant to Section 2 and use its best efforts to cause such Registration Statements relating to the Registrable Securities to become effective as soon as possible after such filing and in no event later than the Registration Deadline. The Company shall not file any other Registration Statement with respect to any of its securities between the date hereof and the filing date of such Registration Statement (other than a Registration Statement on Form S-8 (or its equivalent at such time)). The Company shall keep the Registration Statement required to be filed hereunder effective pursuant to Rule 415 at all times until the later of (i) three years after the Effectiveness Date and/or (ii) the date on which the Holders shall have publicly sold all the Registrable Securities covered by such Registration Statement (the “Registration Period”), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The term “best efforts” shall mean, among other things, that the Company shall submit to the SEC, within five business days after the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on the Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than 48 hours after the submission of such request.

b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement that are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 10-KSB, Form 10-QSB or Form 8-K or any analogous report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company shall file such amendments or supplements with the SEC on the same day or as soon as practicably thereafter on which the Exchange Act report is filed that created the requirement for the Company to amend or supplement the Registration Statement.

c. The Company shall furnish to each Holder whose Registrable Securities are included in any Registration Statement, prompt notice of the effectiveness of any Registration Statement (and the absence of any stop order) and such number of copies of the prospectus included in such Registration Statement and all amendments and supplements thereto as such Holder may reasonably request and such other documents, including copies of any preliminary or final prospectus, as such Holder may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Holder. For the purposes of this section, “prompt notice” shall mean on the business day immediately following the date that the Registration Statement, or any successor registration statement, becomes effective.

d. The Company shall use commercially reasonable efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as any Holder reasonably requests to enable such Holder to consummate the public sale or other disposition of the Registrable Securities in such jurisdictions, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify each Holder who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

e. Not less than four Trading Days prior to the filing of a Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall furnish to the Holders copies of the “Selling Stockholders” section of such document, the “Plan of Distribution” and any risk factor contained in such document that addresses specifically this transaction or the Selling Stockholders, as proposed to be filed which documents will be subject to the review of such Holders.

f. As promptly as practicable after becoming aware of such event, the Company shall notify each Holder in writing of the happening of any event as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver one copy of such supplement or amendment to each Holder (or such other number of copies as such Holder may reasonably request). The Company shall also promptly notify each Holder in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to each Holder by facsimile on the next day of such effectiveness and by overnight mail), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

g. The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Holder who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

h. The Company shall hold in confidence and not make any disclosure of information concerning an Holder provided to the Company unless (i) disclosure of such information is necessary to comply with Federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Holder is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Holder and allow such Holder, at the Holder’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

i. The Company shall use its best efforts to (i) cause all the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or, if not, (ii) secure the designation and quotation of all the Registrable Securities covered by the Registration Statement on the Nasdaq National Market or the Nasdaq SmallCap Market if the Company then satisfies the applicable eligibility criteria of the Nasdaq Stock Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(h).

j. The Company shall provide a transfer agent and registrar of all such Registrable Securities not later than the effective date of such Registration Statement.

k. The Company shall use its best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

l. The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

m. Within three (3) business days after a Registration Statement that covers applicable Registrable Securities is ordered effective by the SEC, the Company shall deliver to the transfer agent for such Registrable Securities (with copies to the Holders whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC.

n. The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by the Holders of Registrable Securities pursuant to a Registration Statement.

o. Notwithstanding anything to the contrary in Section 3(e), at any time after the Registration Statement has been declared effective, the Company may delay the disclosure of material, nonpublic information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”); provided, that the Company shall promptly (i) notify the Holders in writing of the existence of material, non-public information giving rise to a Grace Period and the date on which the Grace Period will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends. For purposes of determining the length of a Grace Period above, which Grace Period shall not exceed 5 consecutive Trading Days or an aggregate of 10 Trading Days during any 12 month period, the Grace Period shall begin on and include the date the Holders receive the notice referred to in clause (i) above and shall end on and include the date the Holders receive the notice referred to in clause (ii) above. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(e) with respect to the information giving rise thereto.

4. OBLIGATIONS OF THE HOLDERS.

a. At least five (5) business days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Holder in writing of the information the Company requires from each such Holder if such Holder elects to have any of such Holder’s Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

b. Each Holder by such Holder’s acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Holder has notified the Company in writing of such Holder’s election to exclude all of such Holder’s Registrable Securities from such Registration Statement.

c. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(e) or the first sentence of Section 3(f), such Holder will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(e) or the first sentence of Section 3(f).

d. Each Holder agrees not to take any action to cause such Holder to become a registered broker-dealer, as defined under the Exchange Act.

5. EXPENSES OF REGISTRATION.

All reasonable expenses (other than underwriting discounts and commissions payable by a Holder) incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company; provided, however, that Holders whose Registrable Securities are included in the second Registration Statement filed under Section 2(d) shall bear all of the foregoing expenses.

6. INDEMNIFICATION.

In the event any Registrable Securities are included in a Registration Statement under this Agreement:

a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Holder who holds such Registrable Securities, the directors, officers, partners, and each Person, if any, who controls, any Holder within the meaning of the Securities Act or the Exchange Act, and any underwriter (as defined in the Securities Act) for the Holders, and the directors and officers of, and each Person, if any, who controls, any such underwriter within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any material violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). The Company shall reimburse the Holders and each such underwriter or controlling person, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation that occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person or underwriter for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(c); (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Company pursuant to Section 3(c), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it; (iii) shall not be available to the extent such Claim is based on a failure of the Holder to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Holders pursuant to Section 9.

b. In connection with any Registration Statement in which a Holder is participating, each such Holder agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors and officers, each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (collectively and together with an Indemnified Person, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use in connection with such Registration Statement; and, subject to Section 6(d), such Holder will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Holder, which consent shall not be unreasonably withheld; provided, further, however, that the Holder shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Holders pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus and such prospectus was provided to Holders as required, as then amended or supplemented.

c. The Company shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in any distribution, to such extent may be agreed to between the Company and such other persons, with respect to information such persons so furnished in writing expressly for inclusion in the Registration Statement.

d. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Company shall pay reasonable fees for only one separate legal counsel for the Holders, and such legal counsel shall be selected by the Holders holding a majority of the issued or issuable Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person that relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

e. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

f. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law. The obligations of the Company and each Holder under this Section 6 shall survive the conversion of the Debentures and exercise of the Warrants in full, the completion of any offering or sale of Registrable Securities pursuant to a Registration Statement under this Agreement, or otherwise.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any other person or entity who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8. REPORTS UNDER THE EXCHANGE ACT.

With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Company to the public without registration (“Rule 144”) during the Registration Period, the Company agrees to:

a. make and keep public information available, as those terms are understood and defined in Rule 144;

b. file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents as required for the applicable provisions of Rule 144; and

c. furnish to each Holder so long as such Holder owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to Rule 144 without registration.

9. ASSIGNMENT OF REGISTRATION RIGHTS.

The rights under this Agreement shall be automatically assignable by the Holders to any transferee of all or any portion of Registrable Securities if: (i) the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Debenture Purchase and Warrant Agreement.

10. AMENDMENT OF REGISTRATION RIGHTS.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and Holders who then hold or have the right to acquire fifty-one percent (51%) of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Holder and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

11. MISCELLANEOUS.

a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:                                China Mobility Solutions, Inc.
900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Attn: Xiao-Qing (Angela) Du, President
telecopier: (604) 408-8515

If to a Holder, to his or its address and facsimile number on Schedule A hereto, or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, transmission by facsimile or overnight or courier delivery in accordance with clause (A), (B) or (C) above, respectively.

c. Except as otherwise provided in this Agreement, the failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

d. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the U.S. District Court for the Southern District of New York or the State courts of the State of New York in the City of New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

e. This Agreement constitutes the entire agreement among the parties hereto with respect to the registration rights. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

f. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, permitted successors and assigns of each of the parties hereto.

g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

h. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

j. All consents and other determinations to be made by the Holders pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by Holders holding a majority of the Registrable Securities.

k. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

l. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.

CHINA MOBILITY SOLUTIONS, INC.                             Holders:

By:                                                                                           _______________________
Name:  Xiao-Qing (Angela) Du
Title: President
________________________

________________________

________________________

________________________

Schedule A

Name and Address	Principal Amount of Investment

TOTAL:

[Letterhead of

China Mobility Solutions, Inc.]

FORM OF NOTICE OF EFFECTIVENESS

OF REGISTRATION STATEMENT

[Name of Holder]

[Address of Holder]

Attn:______________

______________, 2005

Ladies and Gentlemen:

Please be advised that on November 15, 2005 we filed a Registration Statement on Form SB-2/A (File No. 333-128323) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the resale of shares of our common stock (the “Shares”) by the selling stockholders named therein in accordance with the Registration Rights Agreement dated as of August 15, 2005.

In connection with the foregoing, we advise you that a member of the SEC’s staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the Securities Act of 1933 at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Shares are available for resale under the Securities Act of 1933 pursuant to the Registration Statement.

Very truly yours,

CHINA MOBILITY SOLUTIONS, INC.

By:____________________

                                                                  Name: Xiao-Qing (Angela) Du
                                                                  Title: President

Exhibit 3

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“1933 ACT”) OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CLASS A WARRANT TO PURCHASE SHARES
OF THE STOCK OF
CHINA MOBILITY SOLUTIONS, INC.
(Void after Expiration Date - February [ ], 2008)

Issue Date: ________, 2005

This certifies that _______ or his successors or assigns (“Holder”) shall be entitled to purchase from China Mobility Solutions, Inc., a Florida corporation (“Company”), having its principal place of business at 900-789 West Pender Street, Vancouver, B.C. Canada V6C 1H2, _______ fully paid and non-assessable shares of the Company’s common stock, par value $.001 per share (“Common Stock”), at a price per share equal to the Exercise Price (as defined below).

This Class A Warrant is being issued in connection with an offering (“Offering”) to purchase $2,000,000 principal amount (with up to $1,350,000 of over-subscriptions) of convertible debentures at a per unit (“Unit”) purchase price (“Purchase Price”) of $25,000 and pursuant to the terms of that certain Debenture Purchase and Warrant Agreement dated as of June 30, 2005 (the “Purchase Agreement”). The Offering is being made only to Investors who qualify as “accredited investors” as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Purchase Agreement.

The initial exercise price (the “Exercise Price”) of this Class A Warrant will be equal to $___ per share, subject to adjustment upon the occurrence of the events described in Section 2 of this Class A Warrant.

This Class A Warrant shall be exercisable into shares of Common Stock at any time, or from time-to-time, up to and including 5:00 p.m. (New York time) on February [ ] 2008 (“Expiration Date”), provided, however, if such date is not a Business Day, then on the Business Day immediately following such date). The Expiration Date shall be modified to equal two years from the Effective Date of the Registration Statement in the event such date is prior to the Initial Expiration Date. This Class A Warrant is exercisable in whole or in part upon the surrender to the Company at its principal place of business (or at such other location as the Company may advise the Holder in writing) of this Class A Warrant properly endorsed with a form of subscription in substantially the form attached hereto duly filled in and signed and, if applicable, upon payment in cash or by check of the aggregate Exercise Price for the number of shares for which this Class A Warrant is being exercised as determined in accordance with the provisions hereof.

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1.  Exercise; Issuance of Certificates; Payment for Shares.

1.1
General. This Class A Warrant is exercisable in full, or in part for 10,000 or more shares, in increments of 10,000 shares, except for the final exercise which may be for the remainder, at the option of the Holder of record at any time or from time, to time, up to the Expiration Date for all of the shares of Common Stock (but not for a fraction of a share) which may be purchased hereunder. In the case of the exercise of less than all of the Class A Warrants represented hereby, the Company shall cancel this Class A Warrant Certificate upon the surrender hereof and shall execute and deliver a new Class A Warrant Certificate or Class A Warrant Certificates of like tenor for the balance of such Class A Warrants. The Company agrees that the shares of Common Stock purchased under this Class A Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such shares as of the close of business on the date on which the exercise notice (attached hereto as Schedule A or B) is delivered to the Company via facsimile; provided, however, that in such case this Class A Warrant shall be surrendered to the Company within three (3) business days. Certificates for the shares of Common Stock so purchased, together with any other securities or property to which the Holder is entitled upon such exercise, shall be delivered to the Holder by the Company at the Company’s expense within a reasonable time after the rights represented by this Class A Warrant have been so exercised, and in any event, within three business days of such exercise and delivery of the Exercise Price. The Company shall, no later than the close of business on the first business day following the date on which the Company receives the exercise notice by facsimile transmission issue and deliver to the Company’s Transfer Agent irrevocable instructions to issue and deliver or cause to be delivered to such Holder the number of Warrant Shares exercised within two business days thereafter by either express mail or hand delivery. Each Common Stock certificate so delivered shall be in such denominations of 10,000 or more shares of Common Stock, in increments of 10,000, as may be requested by the Holder hereof and shall be registered on the Company’s books in the name designated by such Holder, provided that no Holder of this Class A Warrant shall be permitted to exercise any warrants to the extent that such exercise would cause any Holder to be the beneficial owner of more than 4.999% of the then outstanding Company’s Common Stock, at that given time (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) . This limitation shall not be deemed to prevent any Holder from acquiring more than an aggregate of 4.999% of the Common Stock, so long as such Holder does not beneficially own, or have the right to beneficially more than 4.999% of the Company’s Common Stock at any given time. The limitations contained herein shall cease to apply upon sixty-one (61) days’ prior written notice from the Holder to the Company.

1.2	Exercise for Cash

This Class A Warrant may be exercised, in whole at any time or in part from time to time, commencing on the date hereof and prior to 5:00 P.M., New York time, on February 15, 2008, by the Holder by the facsimile delivery of the exercise notice, as attached hereto, on the date of the exercise and by surrender of this Class A Warrant within three (3) business days from the exercise day at the address set forth hereof, together with proper payment of the aggregate Exercise Price payable hereunder for the Class A Warrant Shares (“Aggregate Warrant Price”), or the proportionate part thereof if this Class A Warrant is exercised in part. Payment for the Class A Warrant Shares shall be made by wire, or check payable to the order of the Company. If this Class A Warrant is exercised in part, this Class A Warrant must be exercised for a number of whole shares of the Common Stock, and the Holder is entitled to receive a new Class A Warrant covering the Class A Warrant Shares which have not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Class A Warrant Shares. Upon such surrender of this Class A Warrant the Company will (a) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of the Common Stock to which the Holder shall be entitled and (b) deliver the other securities and properties receivable upon the exercise of this Class A Warrant, or the proportionate part thereof if this Class A Warrant is exercised in part, pursuant to the provisions of this Class A Warrant.

2

1.3	Cashless Exercise

If an effective Registration Statement is not available for the resale of all of the Warrant Shares issuable hereunder at the time an Exercise Notice is delivered to the Company, the Holder may pay the Exercise Price through a cashless exercise (a “Cashless Exercise”), as hereinafter provided. The Holder may effect a Cashless Exercise by surrendering this Warrant to the Company and noting on the Exercise Notice that the Holder wishes to effect a Cashless Exercise, upon which the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y x (A-B)/A

where:

X = the number of Warrant Shares to be issued to the Holder;

Y = the number of Warrant Shares with respect to which this Warrant is being exercised;

A = the Market Price (as defined in the Section 2.4 below) as of the Exercise Date; and

B = the Exercise Price.

For purposes of Rule 144, it is intended and acknowledged that the Warrant Shares issued in a Cashless Exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares required by Rule 144 shall be deemed to have been commenced, on the Issue Date.

1.4
Shares to be Fully Paid; Reservation of Shares.  The Company covenants and agrees that all shares of Common Stock which may be issued upon the exercise of the rights represented by this Class A Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any shareholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that, during the period within which the rights represented by this Class A Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Class A Warrant, a sufficient number of shares of authorized but unissued Common Stock, when and as required to provide for the exercise of the rights represented by this Class A Warrant. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock or other securities may be listed; provided, however, that the Company shall not be required to effect a registration under federal or state securities laws with respect to such exercise other than as required by the Registration Rights Agreement. The Company will not take any action which would result in any adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of all outstanding warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon exercise of all options and upon the conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock or Equity Securities then authorized by the Company’s Articles of Incorporation (“Company Charter”).

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1.5
BUY-IN. In addition to any other rights available to a Holder, if the Company fails to deliver to the Holder a certificate representing Warrant Shares by the third Trading Day after the date on which delivery of such certificate is required by this Warrant, and if after such third Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder on or after the Exercise Date of the Warrant Shares that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Price on the date of the event giving rise to the Company’s obligation to deliver such certificate. Notwithstanding the foregoing, the Company shall have no liability under this subsection for the Buy-In Price if it has compiled with the requirements of subsection 1.1 above and notwithstanding it using its best efforts to have its transfer agent deliver the Warrant Shares to the Holders within three trading days of the Holder’s request such Warrant Shares are not delivered on a timely basis.

2.  Determination or Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Class A Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 2. Upon each adjustment of the Exercise Price, the Holder of this Class A Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

2.1
Subdivision or Combination of Common Stock. In case the Company shall at any time subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined or reclassified into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

2.2
Dividends in Common Stock, Other Stock, Property, Reclassification. If at any time or from time to time the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Class A Warrant) shall have received or become entitled to receive, without payment therefore:

2.2.1
Stock, Common Stock or any shares of capital stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution,

2.2.2	Any cash paid or payable otherwise than as a cash dividend, or

2.2.3
Stock, Common Stock or additional capital stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 2.1 above), then and in each such case, the Holder hereof shall, upon the exercise of this Class A Warrant, be entitled to receive, in addition to the number of shares of Common Stock or other capital stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clause (2.2.2) above and this clause (2.2.3)) which such Holder would hold on the date of such exercise had he been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

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2.3	Reorganization, Reclassification, Consolidation, Merger or Sale.

2.3.1
If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or other assets or property (an “Organic Change”), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right, upon exercise of this Class A Warrant, to purchase and receive (in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Class A Warrant) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Class A Warrant. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Class A Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Class A Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to the Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder, upon Holder’s exercise of this Class A Warrant and payment of the purchase price in accordance with the terms hereof, such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

2.3.2
No adjustment of the Exercise Price, however, shall be made in an amount less than $.01 per Share, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per Share or more.

2.4 Dilutive Issuances.

(i) Adjustment Upon Dilutive Issuance. If, at any time prior to the Expiration Date, the Company issues or sells any shares of Common Stock or any equity or equity equivalent securities (including any equity, debt or other instrument that is at any time over the life thereof convertible into or exchangeable for Common Stock or other securities which are so convertible or exchangeable) (collectively, “Common Stock Equivalents”) for per share consideration less than the Exercise Price on the date of such issuance or sale, (a “Dilutive Issuance”) (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at a price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price) then the Exercise Price shall be adjusted so as to equal the consideration received or receivable by the Company (on a per share basis) for the additional shares of Common Stock or Common Stock Equivalents so issued, sold or deemed issued or sold in such Dilutive Issuance (which, in the case of a deemed issuance or sale, shall be calculated in accordance with subparagraph (ii) below). Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.

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(ii) Effect On Exercise Price Of Certain Events. For purposes of determining the adjusted Exercise Price under subparagraph (i) of this paragraph (c), the following will be applicable:

  (A) Issuance of Common Stock Equivalents. If the Company issues or sells any Common Stock Equivalents, whether or not immediately convertible, exercisable or exchangeable, and the price per share for which Common Stock is issuable upon such conversion, exercise or exchange is less than the Exercise Price in effect on the date of issuance or sale of such Common Stock Equivalents, then the maximum total number of shares of Common Stock issuable upon the conversion, exercise or exchange of all such Common Stock Equivalents shall, as of the date of the issuance or sale of such Common Stock Equivalents, be deemed to be outstanding and to have been issued and sold by the Company for such price per share.

  (B) Change in Conversion Rate. If, following an adjustment to the Exercise Price upon the issuance of Common Stock Equivalents pursuant to a Dilutive Issuance, there is a change at any time in (y) the amount of additional consideration, if any, payable to the Company upon the conversion, exercise or exchange of any Common Stock Equivalents; or (z) the rate at which any Common Stock Equivalents are convertible into or exercisable or exchangeable for Common Stock (in each such case, other than under or by reason of provisions designed to protect against dilution), then in any such case, the Exercise Price in effect at the time of such change shall be readjusted to the Exercise Price which would have been in effect at such time had such Common Stock Equivalents still outstanding provided for such changed additional consideration or changed conversion, exercise or exchange rate, as the case may be, at the time initially issued or sold.

        (C) Calculation of Consideration Received. If any Common Stock or Common Stock Equivalents are issued or sold for cash, the consideration received therefor will be the amount received by the Company therefor. In case any Common Stock or Common Stock Equivalents are issued or sold for a consideration part or all of which shall be other than cash, including in the case of a strategic or similar arrangement in which the other entity will provide services to the Company, purchase services from the Company or otherwise provide intangible consideration to the Company, the amount of the consideration other than cash received by the Company (including the net present value of the consideration other than cash expected by the Company for the provided or purchased services) shall be the fair market value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the Market Price thereof on the date of receipt. The term “Market Price” means, as of a particular date, the average of the high and low price of the Common Stock for the ten (10) consecutive Trading Days occurring immediately prior to (but not including) any given date, as reported in the Principal Market. In case any Common Stock or Common Stock Equivalents are issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor will be deemed to be the fair market value of such portion of the net assets and business of the non-surviving corporation as is attributable to such Common Stock or Common Stock Equivalents. The independent members of the Company’s Board of Directors shall calculate reasonably and in good faith, using standard commercial valuation methods appropriate for valuing such assets, the fair market value of any consideration other than cash or securities.

          (D) Issuances Without Consideration Pursuant to Existing Securities. If the Company issues (or becomes obligated to issue) shares of Common Stock pursuant to any anti-dilution or similar adjustments (other than as a result of stock splits, stock dividends and the like) contained in any Common Stock Equivalents outstanding as of the date hereof, then all shares of Common Stock so issued shall be deemed to have been issued for no consideration.

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(iii) Exceptions To Adjustment Of Exercise Price. Notwithstanding the foregoing, no adjustment to the Exercise Price shall be made pursuant to this paragraph (c) upon the issuance of any Excluded Securities. For purposes hereof, “Excluded Securities” means (A) securities purchased under the Agreement; (B) securities issued upon conversion of the Debentures or exercise of the Warrants; (C) shares of Common Stock issuable or issued to (x) employees or directors from time to time either directly or upon the exercise of options, in such case granted or to be granted in the discretion of the Board of Directors, as approved by the independent members of the Board, pursuant to one or more stock option plans or stock purchase plans in effect as of the Closing Date or subsequently approved by the independent members of the Board of Directors and by the Company’s stockholders, or (y) to consultants or vendors, either directly or pursuant to warrants to purchase Common Stock that are outstanding on the date hereof or up to 100,000 shares of Common Stock, in the aggregate, issued hereafter, provided such issuances are approved by the independent members of the Board of Directors or by the Company’s stockholders; and (D) shares of Common Stock issued in connection with any Common Stock Equivalents outstanding on the date hereof.

(iv) Adjustments; Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 2.4, each Holder shall, upon conversion of such Holder’s Warrants, become entitled to receive securities or assets (other than Common Stock) then, wherever appropriate, all references herein to shares of Common Stock shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 2.4.

2.5 Certain Events. If any change in the outstanding Common Stock of the Company or any other event occurs as to which the other provisions of this Section 2 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Class A Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Class A Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Class A Warrant upon exercise for the same aggregate Exercise Price the total number, and kind of shares as he would have owned had the Class A Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

2.6 Notices of Change.

2.6.1
Upon any determination or adjustment in the number or class of shares subject to this Class A Warrant and of the Exercise Price, the Company shall give written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such determination or adjustment.

2.6.2
The Company shall give written notice to the Holder at least 20 business days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

2.6.3	The Company shall also give written notice to the Holder at least 20 days prior to the date on which an Organic Change shall take place.

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3.  Issue Tax. The issuance of certificates for shares of Common Stock upon the exercise of the Class A Warrant shall be made without charge to the Holder of the Class A Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Class A Warrant being exercised.

4.  Closing of Books. The Company will at no time close its transfer books against the transfer of any warrant or of any shares of stock issued or issuable upon the exercise of any warrant in any manner which interferes with the timely exercise of this Class A Warrant.

5.  No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Class A Warrant shall be construed as conferring upon the Holder hereof the right to vote as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Class A Warrant, the interest represented hereby, or the shares purchasable hereunder until, and only to the extent that, this Class A Warrant shall have been exercised, subject to the Holder’s rights under Section 2 of this Class A Warrant. The Holder of this Class A Warrant shall receive all notices as if a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

6.  Rights and Obligations Survive Exercise of Warrant. The rights and obligations of the Company, of the Holder of this Class A Warrant and of the holder of shares of Common Stock issued upon exercise of this Class A Warrant, shall survive the exercise of this Class A Warrant.

7.  Further Representations, Warranties and Covenants of the Company.

7.1	Articles and Bylaws. The Company has made available to Holder true, complete and correct copies of the Company Charter and Bylaws, as amended, through the date hereof.

7.2
Due Authority. The execution and delivery by the Company of this Class A Warrant and the performance of all obligations of the Company hereunder, including the issuance to Holder of the right to acquire the shares of Common Stock, have been duly authorized by all necessary corporate action on the part of the Company, and the Class A Warrant is not inconsistent with the Company Charter or Bylaws and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

7.3
Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any state, federal or other governmental authority or agency is required with respect to the execution, delivery and performance by the Company of its obligations under this Class A Warrant, except for any filing required by applicable federal and state securities laws, which filing will be effective by the time required thereby.

7.4
Issued Securities. All issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All outstanding shares of capital stock were issued in full compliance with all federal and state securities laws.

7.5
Exempt Transaction. Subject to the accuracy of the Holders representations in Section 8 hereof, the issuance of the Common Stock upon exercise of this Class A Warrant will constitute a transaction exempt from (i) the registration requirements of Section 5 of the Securities Act of 1933, as amended (“1933 Act”), in reliance upon Section 4(2) thereof, or upon the applicable exemption under Regulation D, and (ii) the qualification requirements of the applicable state securities laws.

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7.6
Compliance with Rule 144. At the written request of the Holder, who proposes to sell Common Stock issuable upon the exercise of the Class A Warrant in compliance with Rule 144 promulgated by the Securities and Exchange Commission, the Company shall furnish to the Holder, within five (5) days after receipt of such request, a written statement confirming the Company’s compliance with the filing requirements of the Securities and Exchange Commission as set forth in such Rule, as such Rule may be amended from time to time.

7.7
Registration. The shares of Common Stock underlying this Class A Warrant are subject to a Registration Rights Agreement dated as of the date hereof between the Company and the Holder, the terms of which are incorporated by reference herein.

8.  Representations and Covenants of the Holder.

8.1	This Class A Warrant has been entered into by the Company in reliance upon the following representations and covenants of the Holder:

8.1.1
Investment Purpose. The Class A Warrant or the Common Stock issuable upon exercise of the Class A Warrant will be acquired for investment and not with a view to the sale or distribution of any part thereof, and the Holder has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration or exemption.

8.1.2
Private Issue. The Holder understands (i) that the Class A Warrant and the Common Stock issuable upon exercise of this Class A Warrant are not registered under the 1933 Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Class A Warrant will be exempt from the registration and qualifications requirements thereof, and (ii) that the Company’s reliance on such exemption is predicated on the representations set forth in this Section 8.

8.1.3
Disposition of Holders Rights. In no event will the Holder make a disposition of the Class A Warrant or the Common Stock issuable upon exercise of the Class A Warrant unless and until (i) it shall have notified the Company of the proposed disposition, and (ii) if requested by the Company, it shall have furnished the Company with an opinion of counsel (which counsel may either be inside or outside counsel to the Holder) satisfactory to the Company and its counsel to the effect that (A) appropriate action necessary for compliance with the 1933 Act has been taken, or (B) an exemption from the registration requirements of the 1933 Act is available. Notwithstanding the foregoing, the restrictions imposed upon the transferability of any of its rights to acquire Common Stock issuable on the exercise of such rights do not apply to transfers from the beneficial owner of any of the aforementioned securities to its nominee or from such nominee to its beneficial owner, and shall terminate as to any particular share of stock when (1) such security shall have been effectively registered under the 1933 Act and sold by the Holder thereof in accordance with such registration or (2) such security shall have been sold without registration in compliance with Rule 144 under the 1933 Act, or (3) a letter shall have been issued to the Holder at its request by the staff of the Securities and Exchange Commission or a ruling shall have been issued to the Holder at its request by such Commission stating that no action shall be recommended by such staff or taken by such Commission, as the case may be, if such security is transferred without registration under the 1933 Act in accordance with the conditions set forth in such letter or ruling and such letter or ruling specifies that no subsequent restrictions on transfer are required. Whenever the restrictions imposed hereunder shall terminate, as hereinabove provided, the Holder or holder of a share of stock then outstanding as to which such restrictions have terminated shall be entitled to receive from the Company, without expense to such Holder, one or more new certificates for the Class A Warrant or for such shares of stock not bearing any restrictive legend.

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8.1.4
Financial Risk. The Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment.

8.1.5
Risk of No Registration. The Holder understands that if the Company does not file reports pursuant to Section 15(d) and/or Section 12(g), of the Securities Exchange Act of 1934 (“1934 Act”), or if a registration statement covering the securities under the 1933 Act is not in effect when it desires to sell (i) the Class A Warrant, or (ii) the Common Stock issuable upon exercise of the Class A Warrant, it may be required to hold such securities for an indefinite period. The Holder also understands that any sale of the Class A Warrant or the Common Stock issuable upon exercise of the Class A Warrant which might be made by it in reliance upon Rule 144 under the 1933 Act may be made only in accordance with the terms and conditions of that Rule.

8.1.6	Accredited Investor. The Holder is an “accredited investor” within the meaning of Regulation D promulgated under the 1933 Act.

9. Modification and Waiver. This Class A Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by (a) the party against which enforcement of the same is sought or (b) the Company and the holders of at least a majority of the number of shares into which the Class A Warrants are exercisable (without regard to any limitation contained herein on such exercise), it being understood that upon the satisfaction of the conditions described in (a) and (b) above, each Class A Warrant (including any Class A Warrant held by the Holder who did not execute the agreement specified in (b) above) shall be deemed to incorporate any amendment, modification, change or waiver effected thereby as of the effective date thereof. Notwithstanding the foregoing, no modification to this Section 9 will be effective against any Holder without his consent.

10. Transfer of this Class A Warrant. The Holder may sell, transfer, assign, pledge or otherwise dispose of this Class A Warrant, in whole or in part, as long as such sale or other disposition is made pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. Upon such transfer or other disposition (other than a pledge), the Holder shall deliver this Warrant to the Company together with a written notice to the Company, substantially in the form of the Transfer Notice attached hereto as Exhibit B (the “Transfer Notice”), indicating the person or persons to whom this Class A Warrant shall be transferred and, if less than all of this Class A Warrant is transferred, the number of Warrant Shares to be covered by the part of this Class A Warrant to be transferred to each such person. Within three (3) Business Days of receiving a Transfer Notice and the original of this Class A Warrant, the Company shall deliver to the each transferee designated by the Holder a Class A Warrant(s) of like tenor and terms for the appropriate number of Warrant Shares and, if less than all this Class A Warrant is transferred, shall deliver to the Holder a Class A Warrant for the remaining number of Warrant Shares.

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11. Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given upon (i) personal delivery, against written receipt thereof, (ii) delivery via facsimile or e-mail as set forth below (iii) two business days after deposit with Federal Express or another nationally recognized overnight courier service, or (iv) five business days after being forwarded, postage paid, via certified or registered mail, return receipt requested, addressed to each of the other parties thereunto entitled at the following addresses, or at such other addresses as a party may designate by ten days advance written notice.

12. Binding Effect on Successors; Benefit. As provided in Section 2.3 above, this Class A Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets. All of the obligations of the Company relating to the Common Stock issuable upon the exercise of this Class A Warrant shall survive the exercise and termination of this Class A Warrant. All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder hereof. This Series A Warrant shall be for the sole and exclusive benefit of the Holder and nothing in this Series A Warrant shall be construed to confer upon any person other than the Holder any legal or equitable right, remedy or claim hereunder.

13. Descriptive Headings and Governing Law. The description headings of the several sections and paragraphs of this Class A Warrant are inserted for convenience only and do not constitute a part of this Class A Warrant. This Class A Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by the laws of the State of New York.

14. Lost Warrants. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Class A Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Class A Warrant, the Company, at its expense, will make and deliver a new Class A Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Class A Warrant.

15. Fractional Shares. No fractional shares shall be issued upon exercise of this Class A Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then effective Exercise Price.

16.  Redemption. This Class A Warrant may be redeemed at the option of the Company, at a redemption price of $.001 per Class A Warrant, at any time between six months from the Effective Date of the Registration Statement and the Expiration Date upon 30 day written notice delivered to the Holder, provided: (a) the Closing Bid or last sales price of the Common Stock issuable upon exercise of such Class A Warrant has been at least 175% of the Exercise Price for twenty (20) consecutive trading days ending not more than 3 days prior to the date of notice of redemption; (b) there is an effective registration statement with a current prospectus available covering the shares of Common Stock issuable upon exercise of this Class A Warrant; and (c) no public announcement of a pending or proposed Organic Change has occurred that has not been consummated. If any of the foregoing conditions shall cease to be satisfied at any time during the required period, then the Holder may elect to nullify the Redemption Notice in which case the Redemption Notice shall be null and void, ab initio. On and after the date fixed for redemption, the Holder shall have no rights with respect to this Class A Warrant except to receive the $.001 per Class A Warrant upon surrender of this Certificate. All Class A Warrants must be redeemed if any are redeemed. The Company covenants and agrees that it will honor all Exercise Notices tendered through the Business Day immediately preceding the Redemption Date. The redemption payment shall be made in cash on date fixed for redemption in the Company’s notice of redemption, as described below (the “Redemption Date”). The redemption payment is due in full on the Redemption Date.

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The notice of redemption shall specify: (i) the Redemption Price; (ii) the date fixed for redemption (the “Redemption Date”); (iii) the place where Class A Warrant Certificates shall be delivered and the redemption price paid; and (iv) that the right to exercise the Class A Warrants shall terminate at 5:00 p.m. EST on the Business Day immediately preceding the Redemption Date. An affidavit of the Secretary or an Assistant Secretary of the Company that notice of redemption has been mailed shall, in the absence of fraud, be conclusive evidence of the facts stated therein.

From and after the Redemption Date, the Company shall, at the place specified in the notice of redemption, upon presentation and surrender to the Company by or on behalf of the Holder thereof of this Class A Warrant, deliver or cause to be delivered to or upon the written order of such holder a sum of cash equal to the Redemption Price of each such Class A Warrant. From and after the Redemption Date and upon the deposit or setting aside by the Company of a sum sufficient to redeem all the Class A Warrants called for redemption, such Class A Warrants shall expire and become void and all rights hereunder and shall cease, except the right, if any, to receive payment of the Redemption Price.

In Witness Whereof, the Company has caused this Warrant to be duly executed by its officers, thereunto duly authorized this [ ] day of August, 2005.

China Mobility Solutions, Inc.,
a Florida corporation

By:
Name: Xiao-Qing (Angela) Du
Title: President

Address:
China Mobility Solutions, Inc.
900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
________________________
Phone: (604) 632-9638
Fax: (604) 408-8515
      E-mail: investors@chinamobilitysolutions.com

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SCHEDULE A

SUBSCRIPTION FORM

Date: _________________, _______

China Mobility Solutions, Inc. - Attn: President

Ladies and Gentlemen:

The undersigned hereby elects to exercise the Class A Warrant issued to it by China Mobility Solutions, Inc. (“Company”) and dated ______ ___ ____, (“Warrant”) and to purchase thereunder __________________________________ shares of the Common Stock of the Company (“Shares”) at a purchase price of ________________ ($______) per Share or an aggregate purchase price of __________________ ________________ Dollars ($__________) (“Exercise Price”).

Pursuant to the terms of the Warrant, the undersigned has delivered the Exercise Price herewith in full in cash or by certified check or wire transfer.

Very truly yours,

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ASSIGNMENT

To Be Executed by the Holder
in Order to Assign Warrants

FOR VALUE RECEIVED, ______________________________________________________ hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

______________________________________

______________________________________

______________________________________
[please print or type name and address]

_____________________of the Class A Warrants represented by this Class A Warrant Certificate, and hereby irrevocably constitutes and appoints _________________________________________ Attorney to transfer this Class A Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated:_____________                                                                                     x_________________________
Signature Guaranteed

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CLASS A WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR MIDWEST STOCK EXCHANGE.

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Exhibit 4

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“1933 ACT”) OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CLASS B WARRANT TO PURCHASE SHARES
OF THE STOCK OF
CHINA MOBILITY SOLUTIONS, INC.
(Void after Expiration Date - February [ ], 2009)

Issue Date: __________, 2005

This certifies that _______ or his successors or assigns (“Holder”) shall be entitled to purchase from China Mobility Solutions, Inc., a Florida corporation (“Company”), having its principal place of business at 900-789 West Pender Street, Vancouver, B.C. Canada V6C 1H2, _______ fully paid and non-assessable shares of the Company’s common stock, par value $.001 per share (“Common Stock”), at a price per share equal to the Exercise Price (as defined below).

This Class B Warrant is being issued in connection with an offering (“Offering”) to purchase $2,000,000 principal amount (with up to $1,350,000 of over-subscriptions) of convertible debentures at a per unit (“Unit”) purchase price (“Purchase Price”) of $25,000 and pursuant to the terms of that certain Debenture Purchase and Warrant Agreement dated as of June 30, 2005 (the “Purchase Agreement”). The Offering is being made only to Investors who qualify as “accredited investors” as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Purchase Agreement.

The initial exercise price (the “Exercise Price”) of this Class B Warrant will be equal to $____ per share, subject to adjustment upon the occurrence of the events described in Section 2 of this Class B Warrant.

This Class B Warrant shall be exercisable into shares of Common Stock at any time, or from time-to-time, up to and including 5:00 p.m. (New York time) on Feburary [ ], 2009 (“Expiration Date”), provided, however, if such date is not a Business Day, then on the Business Day immediately following such date. The Expiration Date shall be modified to equal three years from the Effective Date of the Registration Statement in the event such date is prior to the Initial Expiration Date. This Class B Warrant is exercisable in whole or in part upon the surrender to the Company at its principal place of business (or at such other location as the Company may advise the Holder in writing) of this Class B Warrant properly endorsed with a form of subscription in substantially the form attached hereto duly filled in and signed and, if applicable, upon payment in cash or by check of the aggregate Exercise Price for the number of shares for which this Class B Warrant is being exercised as determined in accordance with the provisions hereof.

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1.  Exercise; Issuance of Certificates; Payment for Shares.

1.1
General. This Class B Warrant is exercisable in full, or in part for 10,000 or more shares, in increments of 10,000 shares, except for the final exercise which may be for the remainder, at the option of the Holder of record at any time or from time, to time, up to the Expiration Date for all of the shares of Common Stock (but not for a fraction of a share) which may be purchased hereunder. In the case of the exercise of less than all of the Class B Warrants represented hereby, the Company shall cancel this Class B Warrant Certificate upon the surrender hereof and shall execute and deliver a new Class B Warrant Certificate or Class B Warrant Certificates of like tenor for the balance of such Class B Warrants. The Company agrees that the shares of Common Stock purchased under this Class B Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such shares as of the close of business on the date on which the exercise notice (attached hereto as Schedule A or B) is delivered to the Company via facsimile, provided however that in such case this Class B Warrant shall be surrendered to the Company within three (3) business days; Certificates for the shares of Common Stock so purchased, together with any other securities or property to which the Holder is entitled upon such exercise, shall be delivered to the Holder by the Company at the Company’s expense within a reasonable time after the rights represented by this Class B Warrant have been so exercised, and in any event, within three (3) business days of such exercise and delivery of the Excise Price. The Company shall, no later than the close of business on the second (2nd) business day following the date on which the Company receives the exercise notice by facsimile transmission issue and deliver to the Company’s Transfer Agent irrevocable instructions to issue and deliver or cause to be delivered to such Holder the number of Warrant Shares exercised within one (1) business day thereafter by either express mail or hand delivery. Each Common Stock certificate so delivered shall be in such denominations of 10,000 or more shares of Common Stock, in increments of 10,000, as may be requested by the Holder hereof and shall be registered on the Company’s books in the name designated by such Holder, provided that no Holder of this Class B Warrant shall be permitted to exercise any warrants to the extent that such exercise would cause any Holder to be the beneficial owner of more than 4.999% of the then outstanding Company’s Common Stock, at that given time (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder). This limitation shall not be deemed to prevent any Holder from acquiring more than an aggregate of 4.999% of the Common Stock, so long as such Holder does not beneficially own, or have the right to beneficially own more than 4.999% of the Company’s Common Stock at any given time. The limitations contained herein shall cease to apply upon sixty-one (61) days’ prior written notice from the Holder to the Company.

1.2	Exercise for Cash

This Class B Warrant may be exercised, in whole at any time or in part from time to time, commencing on the date hereof and prior to 5:00 P.M., New York time, on February 15, 2009, by the Holder by the facsimile delivery of the exercise notice, as attached hereto, on the date of the exercise and by surrender of this Class B Warrant within three (3) business days from the exercise day at the address set forth hereof, together with proper payment of the aggregate Exercise Price payable hereunder for the Class B Warrant Shares (“Aggregate Warrant Price”), or the proportionate part thereof if this Class B Warrant is exercised in part. Payment for the Class B Warrant Shares shall be made by wire, or check payable to the order of the Company. If this Class B Warrant is exercised in part, this Class B Warrant must be exercised for a number of whole shares of the Common Stock, and the Holder is entitled to receive a new Class B Warrant covering the Class B Warrant Shares which have not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Class B Warrant Shares. Upon such surrender of this Class B Warrant the Company will (a) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of the Common Stock to which the Holder shall be entitled and (b) deliver the other securities and properties receivable upon the exercise of this Class B Warrant, or the proportionate part thereof if this Class B Warrant is exercised in part, pursuant to the provisions of this Class B Warrant.

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1.3	Cashless Exericse.

If an effective Registration Statement is not available for the resale of all of the Warrant Shares issuable hereunder at the time an Exercise Notice is delivered to the Company, the Holder may pay the Exercise Price through a cashless exercise (a “Cashless Exercise”), as hereinafter provided. The Holder may effect a Cashless Exercise by surrendering this Warrant to the Company and noting on the Exercise Notice that the Holder wishes to effect a Cashless Exercise, upon which the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y x (A-B)/A
where:

X = the number of Warrant Shares to be issued to the Holder;

Y = the number of Warrant Shares with respect to which this Warrant is being exercised;

A = the Market Price (as defined in Section 2.4 below) as of the Exercise Date; and

B = the Exercise Price.

For purposes of Rule 144, it is intended and acknowledged that the Warrant Shares issued in a Cashless Exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares required by Rule 144 shall be deemed to have been commenced, on the Issue Date.

1.4
Shares to be Fully Paid; Reservation of Shares.  The Company covenants and agrees that all shares of Common Stock which may be issued upon the exercise of the rights represented by this Class B Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any shareholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that, during the period within which the rights represented by this Class B Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Class B Warrant, a sufficient number of shares of authorized but unissued Common Stock, when and as required to provide for the exercise of the rights represented by this Class B Warrant. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock or other securities may be listed; provided, however, that the Company shall not be required to effect a registration under federal or state securities laws with respect to such exercise other than as required by the Registration Rights Agreement. The Company will not take any action which would result in any adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of all outstanding warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon exercise of all options and upon the conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock or Equity Securities then authorized by the Company’s Articles of Incorporation (“Company Charter”).

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1.5 BUY-IN. In addition to any other rights available to a Holder, if the Company fails to deliver to the Holder a certificate representing Warrant Shares by the third Trading Day after the date on which delivery of such certificate is required by this Warrant, and if after such third Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder on or after the Exercise Date of the Warrant Shares that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Price on the date of the event giving rise to the Company’s obligation to deliver such certificate. Notwithstanding the foregoing, the Company shall have no liability under this subsection for the Buy-In Price if it has compiled with the requirements of subsection 1.1 above and notwithstanding it using its best efforts to have its transfer agent deliver the Warrant Shares to the Holders within three trading days of the Holder’s request such Warrant Shares are not delivered on a timely basis.

2.  Determination or Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Class B Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 2. Upon each adjustment of the Exercise Price, the Holder of this Class B Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

2.1
Subdivision or Combination of Common Stock. In case the Company shall at any time subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined or reclassified into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

2.2
Dividends in Common Stock, Other Stock, Property, Reclassification. If at any time or from time to time the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Class B Warrant) shall have received or become entitled to receive, without payment therefore:

2.2.1
Stock, Common Stock or any shares of capital stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution,

2.2.2	Any cash paid or payable otherwise than as a cash dividend, or

2.2.3
Stock, Common Stock or additional capital stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 2.1 above), then and in each such case, the Holder hereof shall, upon the exercise of this Class B Warrant, be entitled to receive, in addition to the number of shares of Common Stock or other capital stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clause (2.2.2) above and this clause (2.2.3)) which such Holder would hold on the date of such exercise had he been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

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2.3	Reorganization, Reclassification, Consolidation, Merger or Sale.

2.3.1
If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or other assets or property (an “Organic Change”), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right, upon exercise of this Class B Warrant, to purchase and receive (in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Class B Warrant) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Class B Warrant. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Class B Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Class B Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to the Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder, upon Holder’s exercise of this Class B Warrant and payment of the purchase price in accordance with the terms hereof, such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

2.3.2
No adjustment of the Exercise Price, however, shall be made in an amount less than $.01 per Share, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per Share or more.

2.4 Dilutive Issuances.

(i) Adjustment Upon Dilutive Issuance. If, at any time prior to the Expiration Date, the Company issues or sells any shares of Common Stock or any equity or equity equivalent securities (including any equity, debt or other instrument that is at any time over the life thereof convertible into or exchangeable for Common Stock or other securities which are so convertible or exchangeable) (collectively, “Common Stock Equivalents”) for per share consideration less than the Exercise Price on the date of such issuance or sale, (a “Dilutive Issuance”) (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at a price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price) then the Exercise Price shall be adjusted so as to equal the consideration received or receivable by the Company (on a per share basis) for the additional shares of Common Stock or Common Stock Equivalents so issued, sold or deemed issued or sold in such Dilutive Issuance (which, in the case of a deemed issuance or sale, shall be calculated in accordance with subparagraph (ii) below). Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.

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(ii) Effect On Exercise Price Of Certain Events. For purposes of determining the adjusted Exercise Price under subparagraph (i) of this paragraph (c), the following will be applicable:

  (A) Issuance of Common Stock Equivalents. If the Company issues or sells any Common Stock Equivalents, whether or not immediately convertible, exercisable or exchangeable, and the price per share for which Common Stock is issuable upon such conversion, exercise or exchange is less than the Exercise Price in effect on the date of issuance or sale of such Common Stock Equivalents, then the maximum total number of shares of Common Stock issuable upon the conversion, exercise or exchange of all such Common Stock Equivalents shall, as of the date of the issuance or sale of such Common Stock Equivalents, be deemed to be outstanding and to have been issued and sold by the Company for such price per share.

  (B) Change in Conversion Rate. If, following an adjustment to the Exercise Price upon the issuance of Common Stock Equivalents pursuant to a Dilutive Issuance, there is a change at any time in (y) the amount of additional consideration, if any, payable to the Company upon the conversion, exercise or exchange of any Common Stock Equivalents; or (z) the rate at which any Common Stock Equivalents are convertible into or exercisable or exchangeable for Common Stock (in each such case, other than under or by reason of provisions designed to protect against dilution), then in any such case, the Exercise Price in effect at the time of such change shall be readjusted to the Exercise Price which would have been in effect at such time had such Common Stock Equivalents still outstanding provided for such changed additional consideration or changed conversion, exercise or exchange rate, as the case may be, at the time initially issued or sold.

(C) Calculation of Consideration Received. If any Common Stock or Common Stock Equivalents are issued or sold for cash, the consideration received therefor will be the amount received by the Company therefor. In case any Common Stock or Common Stock Equivalents are issued or sold for a consideration part or all of which shall be other than cash, including in the case of a strategic or similar arrangement in which the other entity will provide services to the Company, purchase services from the Company or otherwise provide intangible consideration to the Company, the amount of the consideration other than cash received by the Company (including the net present value of the consideration other than cash expected by the Company for the provided or purchased services) shall be the fair market value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the Market Price thereof on the date of receipt. The term “Market Price” means, as of a particular date, the average of the high and low price of the Common Stock for the ten (10) consecutive Trading Days occurring immediately prior to (but not including) any given date, as reported in the Principal Market. In case any Common Stock or Common Stock Equivalents are issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor will be deemed to be the fair market value of such portion of the net assets and business of the non-surviving corporation as is attributable to such Common Stock or Common Stock Equivalents. The independent members of the Company’s Board of Directors shall calculate reasonably and in good faith, using standard commercial valuation methods appropriate for valuing such assets, the fair market value of any consideration other than cash or securities.

(D) Issuances Without Consideration Pursuant to Existing Securities. If the Company issues (or becomes obligated to issue) shares of Common Stock pursuant to any anti-dilution or similar adjustments (other than as a result of stock splits, stock dividends and the like) contained in any Common Stock Equivalents outstanding as of the date hereof, then all shares of Common Stock so issued shall be deemed to have been issued for no consideration.

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(iii) Exceptions To Adjustment Of Exercise Price. Notwithstanding the foregoing, no adjustment to the Exercise Price shall be made pursuant to this paragraph (c) upon the issuance of any Excluded Securities. For purposes hereof, “Excluded Securities” means (A) securities purchased under the Agreement; (B) securities issued upon conversion of the Debentures or exercise of the Warrants; (C) shares of Common Stock issuable or issued to (x) employees or directors from time to time either directly or upon the exercise of options, in such case granted or to be granted in the discretion of the Board of Directors, as approved by the independent members of the Board, pursuant to one or more stock option plans or stock purchase plans in effect as of the Closing Date or subsequently approved by the independent members of the Board of Directors and by the Company’s stockholders, or (y) to consultants or vendors, either directly or pursuant to warrants to purchase Common Stock that are outstanding on the date hereof or up to 100,000 shares of Common Stock, in the aggregate, issued hereafter, provided such issuances are approved by the independent members of the Board of Directors or by the Company’s stockholders; and (D) shares of Common Stock issued in connection with any Common Stock Equivalents outstanding on the date hereof.

(iv) Adjustments; Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 2.4, each Holder shall, upon conversion of such Holder’s Warrants, become entitled to receive securities or assets (other than Common Stock) then, wherever appropriate, all references herein to shares of Common Stock shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 2.4.

2.5
Certain Events. If any change in the outstanding Common Stock of the Company or any other event occurs as to which the other provisions of this Section 2 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Class B Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Class B Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Class B Warrant upon exercise for the same aggregate Exercise Price the total number, and kind of shares as he would have owned had the Class B Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

2.6	Notices of Change.

2.6.1
Upon any determination or adjustment in the number or class of shares subject to this Class B Warrant and of the Exercise Price, the Company shall give written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such determination or adjustment.

2.6.2
The Company shall give written notice to the Holder at least 20 business days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

2.6.3	The Company shall also give written notice to the Holder at least 20 days prior to the date on which an Organic Change shall take place.

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3.  Issue Tax. The issuance of certificates for shares of Common Stock upon the exercise of the Class B Warrant shall be made without charge to the Holder of the Class B Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Class B Warrant being exercised.

4.  Closing of Books. The Company will at no time close its transfer books against the transfer of any warrant or of any shares of stock issued or issuable upon the exercise of any warrant in any manner which interferes with the timely exercise of this Class B Warrant.

5.  No Voting or Dividend Rights; Limitation of Liability. Nothing contained in this Class B Warrant shall be construed as conferring upon the Holder hereof the right to vote as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Class B Warrant, the interest represented hereby, or the shares purchasable hereunder until, and only to the extent that, this Class B Warrant shall have been exercised, subject to the Holder’s rights under Section 2 of this Class B Warrant. The Holder of this Class B Warrant shall receive all notices as if a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

6.  Rights and Obligations Survive Exercise of Warrant. The rights and obligations of the Company, of the Holder of this Class B Warrant and of the holder of shares of Common Stock issued upon exercise of this Class B Warrant, shall survive the exercise of this Class B Warrant.

7.  Further Representations, Warranties and Covenants of the Company.

7.1	Articles and Bylaws. The Company has made available to Holder true, complete and correct copies of the Company Charter and Bylaws, as amended, through the date hereof.

7.2
Due Authority. The execution and delivery by the Company of this Class B Warrant and the performance of all obligations of the Company hereunder, including the issuance to Holder of the right to acquire the shares of Common Stock, have been duly authorized by all necessary corporate action on the part of the Company, and the Class B Warrant is not inconsistent with the Company Charter or Bylaws and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

7.3
Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any state, federal or other governmental authority or agency is required with respect to the execution, delivery and performance by the Company of its obligations under this Class B Warrant, except for any filing required by applicable federal and state securities laws, which filing will be effective by the time required thereby.

7.4
Issued Securities. All issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All outstanding shares of capital stock were issued in full compliance with all federal and state securities laws.

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7.5
Exempt Transaction. Subject to the accuracy of the Holders representations in Section 8 hereof, the issuance of the Common Stock upon exercise of this Class B Warrant will constitute a transaction exempt from (i) the registration requirements of Section 5 of the Securities Act of 1933, as amended (“1933 Act”), in reliance upon Section 4(2) thereof, or upon the applicable exemption under Regulation D, and (ii) the qualification requirements of the applicable state securities laws.

7.6
Compliance with Rule 144. At the written request of the Holder, who proposes to sell Common Stock issuable upon the exercise of the Class B Warrant in compliance with Rule 144 promulgated by the Securities and Exchange Commission, the Company shall furnish to the Holder, within five (5) days after receipt of such request, a written statement confirming the Company’s compliance with the filing requirements of the Securities and Exchange Commission as set forth in such Rule, as such Rule may be amended from time to time.

7.7
Registration. The shares of Common Stock underlying this Class B Warrant are subject to a Registration Rights Agreement dated as of the date hereof between the Company and the Holder, the terms of which are incorporated by reference herein.

8.  Representations and Covenants of the Holder.

8.1	This Class B Warrant has been entered into by the Company in reliance upon the following representations and covenants of the Holder:

8.1.1
Investment Purpose. The Class B Warrant or the Common Stock issuable upon exercise of the Class B Warrant will be acquired for investment and not with a view to the sale or distribution of any part thereof, and the Holder has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration or exemption.

8.1.2
Private Issue. The Holder understands (i) that the Class B Warrant and the Common Stock issuable upon exercise of this Class B Warrant are not registered under the 1933 Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Class B Warrant will be exempt from the registration and qualifications requirements thereof, and (ii) that the Company’s reliance on such exemption is predicated on the representations set forth in this Section 8.

8.1.3
Disposition of Holders Rights. In no event will the Holder make a disposition of the Class B Warrant or the Common Stock issuable upon exercise of the Class B Warrant unless and until (i) it shall have notified the Company of the proposed disposition, and (ii) if requested by the Company, it shall have furnished the Company with an opinion of counsel (which counsel may either be inside or outside counsel to the Holder) satisfactory to the Company and its counsel to the effect that (A) appropriate action necessary for compliance with the 1933 Act has been taken, or (B) an exemption from the registration requirements of the 1933 Act is available. Notwithstanding the foregoing, the restrictions imposed upon the transferability of any of its rights to acquire Common Stock issuable on the exercise of such rights do not apply to transfers from the beneficial owner of any of the aforementioned securities to its nominee or from such nominee to its beneficial owner, and shall terminate as to any particular share of stock when (1) such security shall have been effectively registered under the 1933 Act and sold by the Holder thereof in accordance with such registration or (2) such security shall have been sold without registration in compliance with Rule 144 under the 1933 Act, or (3) a letter shall have been issued to the Holder at its request by the staff of the Securities and Exchange Commission or a ruling shall have been issued to the Holder at its request by such Commission stating that no action shall be recommended by such staff or taken by such Commission, as the case may be, if such security is transferred without registration under the 1933 Act in accordance with the conditions set forth in such letter or ruling and such letter or ruling specifies that no subsequent restrictions on transfer are required. Whenever the restrictions imposed hereunder shall terminate, as hereinabove provided, the Holder or holder of a share of stock then outstanding as to which such restrictions have terminated shall be entitled to receive from the Company, without expense to such Holder, one or more new certificates for the Class B Warrant or for such shares of stock not bearing any restrictive legend.

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8.1.4
Financial Risk. The Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment.

8.1.5
Risk of No Registration. The Holder understands that if the Company does not file reports pursuant to Section 15(d) and/or Section 12(g), of the Securities Exchange Act of 1934 (“1934 Act”), or if a registration statement covering the securities under the 1933 Act is not in effect when it desires to sell (i) the Class B Warrant, or (ii) the Common Stock issuable upon exercise of the Class B Warrant, it may be required to hold such securities for an indefinite period. The Holder also understands that any sale of the Class B Warrant or the Common Stock issuable upon exercise of the Class B Warrant which might be made by it in reliance upon Rule 144 under the 1933 Act may be made only in accordance with the terms and conditions of that Rule.

8.1.6	Accredited Investor. The Holder is an “accredited investor” within the meaning of Regulation D promulgated under the 1933 Act.

9.  Modification and Waiver. This Class B Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by (a) the party against which enforcement of the same is sought or (b) the Company and the holders of at least a majority of the number of shares into which the Class B Warrants are exercisable (without regard to any limitation contained herein on such exercise), it being understood that upon the satisfaction of the conditions described in (a) and (b) above, each Class B Warrant (including any Class B Warrant held by the Holder who did not execute the agreement specified in (b) above) shall be deemed to incorporate any amendment, modification, change or waiver effected thereby as of the effective date thereof. Notwithstanding the foregoing, no modification to this Section 9 will be effective against any Holder without his consent.

10.   Transfer of this Class B Warrant. The Holder may sell, transfer, assign, pledge or otherwise dispose of this Class B Warrant, in whole or in part, as long as such sale or other disposition is made pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. Upon such transfer or other disposition (other than a pledge), the Holder shall deliver this Warrant to the Company together with a written notice to the Company, substantially in the form of the Transfer Notice attached hereto as Exhibit B (the “Transfer Notice”), indicating the person or persons to whom this Class B Warrant shall be transferred and, if less than all of this Class B Warrant is transferred, the number of Warrant Shares to be covered by the part of this Class B Warrant to be transferred to each such person. Within three (3) Business Days of receiving a Transfer Notice and the original of this Class B Warrant, the Company shall deliver to the each transferee designated by the Holder a Class B Warrant(s) of like tenor and terms for the appropriate number of Warrant Shares and, if less than all this Class B Warrant is transferred, shall deliver to the Holder a Class B Warrant for the remaining number of Warrant Shares.

11.   Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given upon (i) personal delivery, against written receipt thereof, (ii) delivery via facsimile or e-mail as set forth below (iii) two business days after deposit with Federal Express or another nationally recognized overnight courier service, or (iv) five business days after being forwarded, postage paid, via certified or registered mail, return receipt requested, addressed to each of the other parties thereunto entitled at the following addresses, or at such other addresses as a party may designate by ten days advance written notice.

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12.  Binding Effect on Successors; Benefit. As provided in Section 2.3 above, this Class B Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets. All of the obligations of the Company relating to the Common Stock issuable upon the exercise of this Class B Warrant shall survive the exercise and termination of this Class B Warrant. All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder hereof. This Class B Warrant shall be for the sole and exclusive benefit of the Holder and nothing in this Class B Warrant shall be construed to confer upon any person other than the Holder any legal or equitable right, remedy or claim hereunder.

13.  Descriptive Headings and Governing Law. The description headings of the several sections and paragraphs of this Class B Warrant are inserted for convenience only and do not constitute a part of this Class B Warrant. This Class B Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by the laws of the State of New York.

14.  Lost Warrants. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Class B Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Class B Warrant, the Company, at its expense, will make and deliver a new Class B Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Class B Warrant.

15.  Fractional Shares. No fractional shares shall be issued upon exercise of this Class B Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then effective Exercise Price.

16.   Redemption. This Class B Warrant may be redeemed at the option of the Company, at a redemption price of $.001 per Class B Warrant, at any time commencing 12 months from the Effective Date of the Registration Statement and until the Expiration Date, upon 30 day written notice delivered to the Holder, provided: (a) the Closing Bid or last sales price of the Common Stock issuable upon exercise of such Class B Warrant has been at least 175% of the Exercise Price for twenty (20) consecutive trading days ending not more than 3 days prior to the date of notice of redemption; (b) there is an effective registration statement with a current prospectus available covering the shares of Common Stock issuable upon exercise of this Class B Warrant; and (c) no public announcement of a pending or proposed Organic Change has occurred that has not been consummated. If any of the foregoing conditions shall cease to be satisfied at any time during the required period, then the Holder may elect to nullify the Redemption Notice in which case the Redemption Notice shall be null and void, ab initio. On and after the date fixed for redemption, the Holder shall have no rights with respect to this Class B Warrant except to receive the $.001 per Class B Warrant upon surrender of this Certificate. All Class B Warrants must be redeemed if any are redeemed. The Company covenants and agrees that it will honor all Exercise Notices tendered through the Business Day immediately preceding the Redemption Date. The redemption payment shall be made in cash on date fixed for redemption in the Company’s notice of redemption, as described below (the “Redemption Date”). The redemption payment is due in full on the Redemption Date.

The notice of redemption shall specify: (i) the Redemption Price; (ii) the Redemption Date; (iii) the place where Class B Warrant Certificates shall be delivered and the redemption price paid; and (iv) that the right to exercise the Class B Warrants shall terminate at 5:00 p.m. EST on the Business Day immediately preceding the Redemption Date. An affidavit of the Secretary or an Assistant Secretary of the Company that notice of redemption has been mailed shall, in the absence of fraud, be conclusive evidence of the facts stated therein.

From and after the Redemption Date, the Company shall, at the place specified in the notice of redemption, upon presentation and surrender to the Company by or on behalf of the Holder thereof of this Class B Warrant, deliver or cause to be delivered to or upon the written order of such holder a sum of cash equal to the Redemption Price of each such Class B Warrant. From and after the Redemption Date and upon the deposit or setting aside by the Company of a sum sufficient to redeem all the Class B Warrants called for redemption, such Class B Warrants shall expire and become void and all rights hereunder and shall cease, except the right, if any, to receive payment of the Redemption Price.

In Witness Whereof, the Company has caused this Warrant to be duly executed by its officers, thereunto duly authorized this [ ] day of August, 2005.

China Mobility Solutions, Inc.,
a Florida corporation

By:
Name: Xiao-Qing (Angela) Du
Title: President

Address:
China Mobility Solutions, Inc.
900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Phone: (604) 632-9638
Fax: (604) 408-8515
      E-mail: investors@chinamobilitysolutions.com

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SCHEDULE A

SUBSCRIPTION FORM

Date: _________________, _______

China Mobility Solutions, Inc. - Attn: President

Ladies and Gentlemen:

The undersigned hereby elects to exercise the Class B Warrant issued to it by China Mobility Solutions, Inc. (“Company”) and dated ______ ___ ____, (“Warrant”) and to purchase thereunder __________________________________ shares of the Common Stock of the Company (“Shares”) at a purchase price of ________________ ($______) per Share or an aggregate purchase price of __________________ ________________ Dollars ($__________) (“Exercise Price”).

Pursuant to the terms of the Warrant, the undersigned has delivered the Exercise Price herewith in full in cash or by certified check or wire transfer.

Very truly yours,

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ASSIGNMENT

To Be Executed by the Holder
in Order to Assign Warrants

FOR VALUE RECEIVED, ______________________________________________________ hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

______________________________________

______________________________________

______________________________________
[please print or type name and address]

_____________________of the Class B Warrants represented by this Class B Warrant Certificate, and hereby irrevocably constitutes and appoints _________________________________________ Attorney to transfer this Class B Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated:_________________                                                                          x ________________________
Signature Guaranteed

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CLASS B WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR MIDWEST STOCK EXCHANGE.

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